SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 13, 2022
Commission File Number 0-28800
______________________
DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park

1709
( Address of principal executive offices )
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40- F.
Form 20-F ☑

Form 40-F
☐
Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by
Regulation S-T Rule 101(b)(1):
☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by
Regulation S-T Rule 101(b)(7):
☐

Exhibit

99.1

Release dated December 13, 2022, “DEALINGS IN SECURITIES”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: December 13, 2022

By: /s/ Riaan Davel

Name: Riaan Davel

Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ISIN: ZAE000058723
JSE share code: DRD
NYSE trading symbol: DRD
(“ DRDGOLD ”)
DEALINGS IN SECURITIES

DRDGOLD shareholders (“ Shareholders ”) are referred to the announcement published on SENS on Thursday,
8 December 2022 (“ Announcement ”), wherein Shareholders were advised, inter alia
:

-

of the off-market vesting of 50% of the conditional shares, which were awarded to qualifying employees
(“ Participants
”) in

December 2019

(“
Awards
”), on

Friday, 2 December 2022

(which vested

Awards were
settled in the form of DRDGOLD ordinary shares (“ DRDGOLD Shares
”));

-

that

various

Participants

had

elected

to

dispose

of

all

or

a

portion

of

the

vested

DRDGOLD

Shares
(“ Relevant DRDGOLD Shares
”), which disposal was

made through a pooled

sale arrangement in terms
of which the aggregate

of the Relevant DRDGOLD

Shares were being disposed

of, by an

independent
third party, through various on-market trades (“ Sales ”); and
-

that further

Sales were

expected to

be implemented,

the details

of which

are set

out below

(“
Further
Sales ”).
Further Sales
Date of Further Sale Number of
DRDGOLD
Shares sold
Price per DRDGOLD Share Total value of
Further Sale
8 December 2022 567 461 Various different trades with the following price information:
-

volume weighted average price (“
VWAP ”) of
R11.5007
-

highest price of R11.55
-

lowest price of R11.50
R6 526 198.72
9 December 2022 138 942 Various different trades with the following price information:
-

VWAP of R11.5182
-

highest price of R11.56
-

lowest price of R11.50
R1 600 361.74

The proceeds from the

Sales and the Further Sales

(as set out in

the Announcement and above, respectively),
have been

apportioned to

the various

Participants based

on the

number of

Relevant DRDGOLD

Shares disposed
of by

such Participants.

The apportionment

of the

proceeds of

the Sales

and Further

Sales to

directors, prescribed
officers and the company secretary of DRDGOLD and its major subsidiaries are as set out below.
Company Name Number of
DRDGOLD
Shares
sold
Total value of
DRDGOLD
Shares sold
1,2
Directors
Niël Pretorius DRDGOLD 339 660 R3 884 423.43
Riaan Davel DRDGOLD 116 443 R1 331 666.72
Henry Gouws Ergo Mining Proprietary Limited (“ Ergo ”) 177 497 R2 029 893.14
Mark Burrell Ergo 117 638 R1 345 332.99
Henriette Hooijer Far West Gold Recoveries Proprietary Limited (“ FWGR ”) 36 132 R413 213.18
Kevin Kruger FWGR 146 977 R1 680 859.98
Prescribed officer
Jaco Schoeman DRDGOLD 198 761 R2 273 072.73
Prescribed officer and company secretary
Elise Beukes DRDGOLD 38 181 R436 645.97
Notes
1.

Based on a VWAP of R11.4362
2.

Rounding of figures may result in computational discrepancies
In compliance with paragraph 3.66 of the

JSE Limited Listings Requirements, prior clearance

was obtained from
the chairman

of the

board of

directors of

DRDGOLD. The

nature and

extent of

the Participants’

interest in

the
abovementioned transactions is direct beneficial, which transactions were completed outside of a closed period.

Johannesburg
13 December 2022
Sponsor

One Capital